06013594

82-03138
RECEIVED
2006 MAY 18 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

SUPPL

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	179,200
Brown Brothers Harriman and Co	65,600
JP Morgan Bournemouth	2,960,200
State Str Bk and Tr Co Lndon	7,941,746
Northern Trust London	7,906,540
JP Morgan Bournemouth	4,054,100
HSBC Bank plc	3,714,130
Mellon Bank	1,770,900
Bank of New York Brussels	1,604,517
Bankers Trust London	763,300
Midland Securities Services	337,900
Chase Manhttn Bk AG Frankfrt	314,100
Societe Generale	173,200
JP Morgan Chase Bank	166,400
Dexia Privatbank	35,500
Chase Manhattan London	33,000
State Street Bank and Tr Co	13,891,382
Brown Bros Harriman & Co	7,872,400
Northern Trust Co	5,574,352
Mellon Bank N.A.	3,886,586
JP Morgan Chase Bank	2,969,800
Bank of New York	1,425,100
CIBC Mellon Trust	892,457
Royal Trust - Toronto	132,945
JP Morgan Chase Bank	63,250,904
State Street Bank and Tr Co	11,128,480
Northern Trust Co	3,346,369

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

5/19

Mellon Bank N.A.	3,064,796
Brown Brothers Harriman and Co	1,560,510
Northern Trust London	421,300
Mellon Bank N.A	99,000
JP Morgan Bournemouth	12,403,559
Bermuda Trust Far East HK	976,580
Brown Bros Harrimn Ltd Lux	41,119,637
JP Morgan, Bournemouth	7,005,597
Chase Manhatn Bk AG Frankfrt	1,404,100
Northern Trust London	1,200,230
HSBC Bank plc	918,100
State Str Bk and Tr Co Lndn	878,706
BNP Paribas, Paris	784,350
JP Morgan Bournemouth	614,400
Bank of New York Brussels	544,600
State Street Bank Australia	511,900
National Astl Bk Melbourne	330,500
Brown Brothers Harriman and Co	328,400
Northern Trust Co	235,800
BNP Paribas, Paris	189,700
Ing Luxembourg	104,372
Morgan Stanley London	96,804
Master Trust Bank of Japan	730,100
Brown Brothers Harriman and Co	202,570
Nomura Trust and Banking	192,000
Trust & Cust Svcs Bk Ltd, Toko	125,560
Bank of New York Europe Ldn	1,572,500
CDC Finance	503,000
State Street Bank and Tr Co	1,182,800
State Street Hong Kong	59,500

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 10 May 2006

11. Date company informed

11 May 2006

12. Total holding following this notification

225,752,079 shares

13. Total percentage holding of issued class following this notification

7.01%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

11 May 2006